
11006052

OCEANEERING®

Another Record Year

Oceaneering International, Inc.

2010 Annual Report

Overview

Corporate Profile



OII
LISTED
NYSE

Oceaneering is a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of its applied technology expertise, Oceaneering also serves the defense and aerospace industries.

Oceaneering's business offerings include remotely operated vehicles, built-to-order specialty subsea hardware, deepwater intervention and manned diving services, non-destructive testing and inspections, and engineering and project management.

Mission Statement

Oceaneering's mission is to increase the net wealth of its Shareholders by providing safe, cost-effective, and quality-based technical solutions satisfying customer needs worldwide.

About the Cover

Pictured is our Millennium® 56 ROV, capable of operating in more than 13,000 feet of water, being launched from a drillship. Attached to the bottom of the vehicle is one of our ROV tooling fluid injection skids that can be used to operate subsea valves and perform up to 15,000 psi pressure tests.

Background

Founded in 1964, Oceaneering has grown from an air and mixed gas diving business in the Gulf of Mexico to a provider of diversified, engineered services and products operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

During the year ended December 31, 2010, we earned net income of over $200 million on revenue of $1.9 billion while employing approximately 8,200 people working out of 67 locations in 21 countries. We serve our offshore oil and gas customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Umbilical Solutions, Oceaneering Grayloc, Oceaneering Rotator, and Oceaneering Inspection Services. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space Systems, serves our customers outside the oil and gas industry.

Table of Contents



OCEANEERING

Flying Lead End Assembly


Subsea Accumulator Module



OCEANEERING

ROV Accumulator Reservoir Skid

Financial Highlights

($ in thousands, except per share amounts)

	2010	2009	% Increase
Revenue	$1,917,045	$1,822,081	5.2%
Gross Margin	466,320	437,726	6.5%
Operating Income	309,500	292,116	6.0%
Net Income	200,531	188,353	6.5%
Diluted Earnings Per Share	3.65	3.40	7.4%

For 2010 Oceaneering reported record earnings and EPS. We achieved best ever operating income from our Remotely Operated Vehicles, Subsea Products, and Advanced Technologies segments. Our ability to produce outstanding results was largely attributable to our business focus on deepwater activity and our successful efforts to control expenses.


T. Jay Collins

Letter to Shareholders

I am pleased to report that we achieved record results in 2010, highlighted by our best annual EPS and safety performances. These accomplishments were particularly noteworthy as most oilfield service companies reported EPS substantially below their peaks, and industry attention to safety was elevated in the aftermath of the Macondo well incident in the U.S. Gulf of Mexico (GOM).

2010 EPS of $3.65 was above the guidance I provided in last year's letter. We achieved better than anticipated operating income results from our Subsea Products and Subsea Projects segments. Subsea Products outperformed our expectation on the strength of higher demand for Installation, Workover, and Control System services and better cost control and manufacturing efficiency at our umbilical plants. Subsea Projects exceeded our forecast on higher demand for deepwater vessel services.

By comparison, the aggregate 2010 EPS of the other companies in the Oil Service Sector Index (OSX) quoted on the Philadelphia Stock Exchange was down approximately 45% from the 2008 peak. Our ability to continue to produce outstanding results has been largely attributable to our business focus on deepwater activity and our successful efforts to control expenses. These enabled us to maintain the 16% operating margin we achieved in 2009 and 2008. In recognition of our financial performance and future business prospects, the market price of Oceaneering's stock rose over 25% during the year.

Our efforts to enhance operational execution and sustain our strong safety culture, our number one core value, continued to produce outstanding results.

We excelled in working safely, and I am very pleased to report that for 2010 we attained the best annual safety performance in Oceaneering's history. Our total recordable incidence rate (TRIR) was 0.60% and days away from work incidence rate (DAFWIR) was 0.13%. As a point of reference, the latest published annual industry averages for the oil and gas extraction industry were a TRIR of 1.4% and a DAFWIR of 1.1%. Our accomplishments over the past five years have met general industry criteria for having world-class safety performance.

During 2010 we continued to fund growth opportunities. Our capital expenditures totaled $207 million, of which $109 million was spent on expanding and upgrading our ROV fleet. We placed 22 new vehicles into service during the year. We also repaid $120 million of debt and repurchased 1.1 million shares of our common stock at a cost of approximately $50 million. Funding for our investments, debt retirement, and share repurchases came from cash flow provided by operating activities.

Our balance sheet remained in great shape. At year end, we had $245 million of cash, no debt, $300 million available under our revolving credit facility, and $1.4 billion of equity.







We are forecasting our 2011 EPS to be in the range of $3.45 to $3.75, with the possibility of another record year. For our services and products, we anticipate international demand growth may more than offset lower demand in the GOM. Our assessment of international demand is that deepwater drilling and field development and production activity will increase, particularly in West Africa and Asia. The major uncertainties we face in 2011 are when, at what pace, and to what level permits for GOM deepwater drilling projects will rebound in light of additional environmental and safety regulations that have been implemented by the U.S. Department of the Interior as a result of the Macondo well incident.

Looking beyond 2011, our belief that the oil and gas industry will continue to invest in deepwater projects remains unchanged. Deepwater remains one of the best frontiers for adding large hydrocarbon reserves with high production flow rates. With our existing assets, we are well positioned to supply a wide range of the services and products required to support safe deepwater efforts of our customers.

Given our outlook, we plan to expand our ability to participate in the deepwater market by continuing to grow organically and making additional acquisitions. During 2011 we anticipate generating over $435 million of earnings before interest, taxes, depreciation and amortization (EBITDA). This projected cash flow and our balance sheet provide us with ample resources to invest in Oceaneering's growth. Our capital expenditure estimate for 2011 is $150 million to $175 million, of which approximately $100 million is for upgrading and adding vehicles to our ROV fleet. About $30 million is for Subsea Projects, which includes the completion of the *Ocean Patriot* renovation and the addition of a third saturation diving system.

I'd like to thank our employees who accomplished our 2010 results. Their commitment to safely provide high-quality solutions to our customers' needs is the foundation for our continued success.

This is my last shareholder letter as I will be retiring in 2011. It has been a pleasure to be part of the Oceaneering management team for the past 17 years and to have met so many great people. Having reported record EPS four of the five years I have led the company is an experience I will never forget.

I plan to continue my affiliation with the company as a member of the Board of Directors. M. Kevin McEvoy, Executive Vice President and Chief Operating Officer, whom I have worked with since I joined Oceaneering, has been designated to succeed me. I am confident that the organization will continue to prosper and grow under his leadership.

T. Jay Collins

T. Jay Collins
President and Chief Executive Officer

Oceaneering at a Glance


Revenue
12%
34%
12%
13%
29%
Remotely Operated Vehicles
Subsea Products
Subsea Projects
Inspection
Advanced Technologies
Operating Income
4%
6%
11%
52%
27%

2010 Review

EPS of $3.65 was the highest in Oceaneering's history. We achieved record operating income from our Remotely Operated Vehicles (ROV), Subsea Products, and Advanced Technologies segments.

During the year we continued to position the company for future growth and increased earnings. Our capital expenditures were $207 million, of which $109 million was spent on expanding and upgrading our ROV fleet. $44 million was invested in Subsea Projects, including construction of a new dive support vessel to replace the *Ocean Project*, acquisition and subsequent modifications of a vessel, the *Ocean Patriot*, for dedicated saturation diving service, and purchase of a new saturation diving system. $42 million was invested in Subsea Products, including the asset acquisition of a Canadian manufacturer of metal-to-metal seal clamps, check valves, and universal ball joints. We also made investments in ROV tooling, Installation, Workover and Control System (IWOCS) equipment, and modifications to our Brazil umbilical manufacturing facility.

2011 Outlook

We forecast our EPS in 2011 to be in the range of $3.45 to $3.75, with the possibility of another record year. Compared to 2010, the 2011 operating income from our ROV and Inspection businesses is expected to increase. Subsea Products and Advanced Technologies are forecast to have consistent results. Subsea Projects is expected to be lower. We anticipate ROVs, Subsea Products, and Subsea Projects will account for more than 85% of our total operating income, as they did in 2010.


Millennium
OCEANEERING

Remotely Operated Vehicles

Overview

ROVs are submersible vehicles operated by technicians from a control van, typically onboard an ocean surface vessel or floating drilling rig. They are piloted in the water by means of a microprocessor-based control system through a fiber-optic armored umbilical. ROVs are used to perform a variety of offshore oilfield tasks in water depths that ordinarily preclude the use of manned diving. These include drilling support, subsea hardware installation and construction, pipeline inspections and surveys, and subsea production facility operation and maintenance.

We own and operate the largest fleet of oilfield work class ROVs in the world, with an estimated 35% of the industry's vehicles at the end of 2010. We were the primary provider of these vehicles to perform drill support service, with a market share of 60%, three times that of the second largest supplier.

2010 Review

We achieved record operating income for the seventh consecutive year, despite lower demand in the U.S. Gulf of Mexico (GOM) due to the U.S. Department of the Interior's (DOI) drilling moratorium. We earned more operating income by slightly increasing our average revenue per day-on-hire while maintaining our operating margin through good cost controls in a tough market. During 2010 we put 22 new ROVs into service and retired 10. At year end we had 260 vehicles in our fleet.

2011 Outlook

We expect operating income to improve on an increase in days on hire, as we benefit from an increase in international demand for drill support services and continue to expand our fleet. We anticipate adding 15 to 20 new vehicles to our fleet in 2011 and retiring about five.



©BP p.l.c.

Subsea Products

Overview

We manufacture a variety of built-to-order specialty subsea oilfield products. These encompass production control umbilicals, ROV tooling, IWOCS, clamps, valves, and field development hardware – including umbilical termination and distribution assemblies, flying leads, and junction plates.

Most of our subsea products are sold to our customers. We also rent ROV tooling and provide IWOCS systems as a service line.

2010 Review Operating income increased to a record level due to manufacturing process improvements and cost reductions, improved umbilical plant throughput, and higher demand for subsea field development hardware, ROV tooling rentals, and IWOCS services.

2011 Outlook We anticipate operating income to be about the same as in 2010. Increased umbilical plant throughput is expected to be offset by lower sales of IWOCS services.

Subsea Projects

Overview

We perform subsea oilfield hardware installation and production infrastructure inspection, repair, and maintenance services in the GOM. We service shallow-water projects with our manned diving operation utilizing dive support vessels and saturation diving systems. We service deepwater projects with dynamically-positioned vessels that have our ROVs onboard.

2010 Review Operating income declined due to lower demand for our services on hurricane damage projects and our phased exit of the mobile offshore production system business.

2011 Outlook We expect operating income to be lower due to completion of Macondo project work in 2010 and a reduced level of subsea activity in the GOM as a result of additional environmental and safety regulations that have been implemented by the DOI.



Advanced Technologies

Overview

We provide engineering services and related manufacturing principally to the U.S. Department of Defense (DOD), NASA and its prime subcontractors, and the commercial theme park industry. The U.S. Navy is our largest customer for whom we perform work primarily on surface ships and submarines.

2010 Review Operating income rose to a record level due to increased work on entertainment industry contracts, U.S. Navy engineering services, and DOD manufacturing projects.

2011 Outlook We are forecasting operating income to be comparable to 2010. Increased profitability on U.S. Navy vessel service work, due to a change in job mix, is expected to be offset by lower NASA and DOD manufacturing project activities.


LCAC-41



Inspection

Overview

We provide nondestructive testing, inspection, and integrity management and assessment services, principally to the oil and gas, power generation, and petrochemical industries. These are performed onshore and offshore, usually above the ocean surface.

2010 Review Operating income was about the same as in 2009.

2011 Outlook We expect operating income to be slightly higher on increased service sales in the United States and abroad.

Oceaneering International Locations

Corporate Headquarters

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Regional Headquarters

Oceaneering International, Inc.
5004 Railroad Avenue
Morgan City, Louisiana 70380
Telephone: (985) 329-3900
Fax: (985) 329-3266

Oceaneering International Services Limited
Oceaneering House
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 758500
Fax: (44-1224) 758519

Oceaneering International Dubai LLC
Al Moosa Tower 2, Suite 15
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: (971-4) 311-7500
Fax: (971-4) 331-0800

Oceaneering Advanced Technologies
7001 Dorsey Road
Hanover, Maryland 21076
Telephone: (443) 459-3700
Fax: (443) 459-3980

Marine Production Systems do Brasil Ltda.
Praca Alcides Pereira, n° 3
Ilha da Conceicão/Niteroi
24.050-350
Rio de Janeiro, Brasil
Telephone: (55 21) 2729-8900
Fax: (55 21) 2722-1515

Oceaneering International Pte Ltd
No. 1 Kwong Min Road
Jurong, Singapore 628704
Telephone: (65) 6261 3211
Fax: (65) 6261 3230

Oceaneering AS
Jåttåvågen, Hinna
PB 8024 4068
Stavanger, Norway
Telephone: (47) 51 82 51 00
Fax: (47) 51 82 52 90

Operational Bases

International

Cabinda, Angola
Lobito, Angola
Luanda, Angola
Tingalpa, Queensland, Australia
Perth, W.A., Australia
Baku, Azerbaijan
Macaé, Brasil
Niteroi, Brasil
Rio de Janeiro, Brasil
Oakville, Ontario, Canada
St. John's, Newfoundland, Canada
Cairo, Egypt
Malabo, Equatorial Guinea
Tbilisi, Georgia
Takoradi, Ghana
Mumbai, India
Chandigarh, India
Kakinada, India
Batam, Indonesia
Jakarta, Indonesia
Tripoli, Libya
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Mexico D.F., Mexico
Cd. del Carmen, Mexico
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Warri, Nigeria
Nodeland, Norway
Stavanger, Norway
Jurong, Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Dubai, U.A.E.
Aberdeen, Scotland, U.K.
Gloucester, England, U.K.
Immingham, England, U.K.
London, England, U.K.
Mossbank, Shetland Islands, U.K.
Port Clarence, North Tees, U.K.
Rosyth, Scotland, U.K.
Southampton, England, U.K.
Stockton, England, U.K.
Swansea, Wales, U.K.
Rochester, England, U.K.
Whitley Bridge, England, U.K.
Wilton, England, U.K.

United States

San Diego, California
Gales Ferry, Connecticut
Orlando, Florida
Panama City, Florida
Pearl Harbor, Hawaii
Bayou Vista, Louisiana
Houma, Louisiana
Lafayette, Louisiana
Morgan City, Louisiana
New Iberia, Louisiana
New Orleans, Louisiana
Cataumet, Massachusetts
Hanover, Maryland
Portsmouth, New Hampshire
Austin, Texas
Corpus Christi, Texas
Clear Lake, Texas
Houston, Texas
Ingleside, Texas
Chesapeake, Virginia









2010 Financial Section

Oceaneering International, Inc.

©BP p.l.c.

PERFORMANCE GRAPH

The following graph compares our total shareholder return to the Standard & Poor's 500 Stock Index ("S&P 500") and the weighted average return generated by a peer group from December 31, 2005 through December 31, 2010. The peer group companies for this performance graph are Global Industries, Ltd., Halliburton Company, McDermott International, Inc., Cal Dive International, Inc., Bristow Group Inc., Acergy S.A., and Tidewater, Inc.

It is assumed in the graph that: (1) $100 was invested in Oceaneering Common Stock, the S&P 500 and the Peer Group on December 31, 2005; (2) the peer group investment is weighted based on the market capitalization of each individual company within the peer group at the beginning of each period; and (3) any dividends are reinvested. We have not declared any dividends during the period covered by the graph. The shareholder return shown is not necessarily indicative of future performance.



$500
$400
$300
$200
$100
$0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Oceaneering International, Inc.
S&P 500 Index
Peer Group

	December 31,					
	2005	2006	2007	2008	2009	2010
Oceaneering	100.00	159.50	270.59	117.08	235.11	295.82
S&P 500	100.00	115.79	122.16	76.96	97.33	111.99
Peer Group	100.00	110.21	150.83	59.96	104.74	145.29

OCEANEERING COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol OII. We submitted to the New York Stock Exchange during 2010 a certification of our Chief Executive Officer regarding compliance with the Exchange's corporate governance listing standards. We also included as exhibits to this annual report on Form 10-K, as filed with the SEC, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

The following table sets out, for the periods indicated, the high and low sales prices for our common stock as reported on the New York Stock Exchange (consolidated transaction reporting system):

	2010		2009	
For the quarter ended:	High	Low	High	Low
March 31	$ 66.12	$ 51.29	$ 41.62	$ 27.78
June 30	68.60	39.75	55.55	35.34
September 30	54.92	43.09	60.70	39.91
December 31	76.86	51.61	60.90	50.14

On February 11, 2011, there were 357 holders of record of our common stock. On that date, the closing sales price, as quoted on the New York Stock Exchange, was $76.27. We have not made any common stock dividend payments since 1977. Payment of future cash dividends will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant.

In February 2010, our Board of Directors approved a plan to repurchase up to 6,000,000 shares of our common stock. In 2010, under this plan, we repurchased 1,100,000 shares of our common stock for $49.5 million, all during the first three quarters of the year. We did not repurchase any shares of our common stock in 2009.

SELECTED FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and our Consolidated Financial Statements and Notes included in this report. The following information may not be indicative of our future operating results.

Results of Operations:

	Year Ended December 31,				
(in thousands, except per share amounts)	2010	2009	2008	2007	2006
Revenue	$ 1,917,045	$ 1,822,081	$ 1,977,421	$ 1,743,080	$ 1,280,198
Cost of services and products	1,450,725	1,384,355	1,512,621	1,329,795	984,077
Gross margin	466,320	437,726	464,800	413,285	296,121
Selling, general and administrative expense	156,820	145,610	147,242	123,662	101,785
Income from operations	$ 309,500	$ 292,116	$ 317,558	$ 289,623	$ 194,336
Net income	$ 200,531	$ 188,353	$ 199,386	$ 180,374	$ 124,494
Diluted earnings per share	3.65	3.40	3.56	3.22	2.26
Depreciation and amortization, including impairment charges	153,651	122,945	115,029	93,776	80,456
Capital expenditures, including business acquisitions	207,180	175,021	252,277	233,795	193,842

Other Financial Data:

	As of December 31,				
(in thousands, except ratios)	2010	2009	2008	2007	2006
Working capital ratio	2.24	2.25	2.09	1.98	1.87
Working capital	$ 543,646	$ 485,592	$ 390,378	$ 331,594	$ 243,939
Total assets	2,030,506	1,880,287	1,670,020	1,531,440	1,242,022
Long-term debt	-	120,000	229,000	200,000	194,000
Shareholders' equity	1,390,215	1,224,323	967,654	915,310	696,764

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this annual report on Form 10-K, including, without limitation, statements regarding the following matters are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995:

- our business strategy;
- our plans for future operations;
- industry conditions;
- our expectations about 2011 earnings per share and segment operating results, and the factors underlying those expectations, including our expectations about demand for our deepwater oilfield services and products as a result of the factors we specify in the "Overview" below;
- projections relating to floating rigs to be placed in service and subsea tree orders;
- the adequacy of our liquidity and capital resources to support our operations and internally-generated growth initiatives;
- our projected capital expenditures for 2011;
- our plans to add ROVs to our fleet;
- our belief that our goodwill will not be impaired during 2011;
- the adequacy of our accruals for uninsured expected liabilities from workers' compensation, maritime employer's liability and general liability claims;
- our expectation that our total unrecognized tax benefits will not significantly increase or decrease in the next 12 months;
- our expectations about the cash flows from our investment in Medusa Spar LLC, and the factors underlying those expectations;
- our backlog; and
- our expectations regarding the effect of inflation in the near future.

These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in Part I of this report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Overview

The table that follows sets out our revenue and profitability for 2010, 2009 and 2008.

	Year Ended December 31,		
(dollars in thousands)	2010	2009	2008
Revenue	$ 1,917,045	$ 1,822,081	$ 1,977,421
Gross Margin	466,320	437,726	464,800
Gross Margin %	24%	24%	24%
Operating Income	309,500	292,116	317,558
Operating Income %	16%	16%	16%
Net Income	200,531	188,353	199,386

During 2010, we generated approximately 88% of our revenue, and 96% of our operating income, from our services and products provided to the oil and gas industry. In 2010, our revenue increased by 5%, with the largest increase in our Subsea Products segment. Our Subsea

Products segment revenue increased 13% from higher umbilical plant throughput and specialty product sales.

The $201 million consolidated net income we earned in 2010 was the highest in our history. The $12 million increase from 2009 net income was attributable to a higher profit contribution from our Subsea Products segment, which had $48 million more operating income on $62 million more revenue.

In 2010, we invested in the following major capital projects:

- additions of and upgrades to our work-class ROVs;
- expenditures for added capacity in our Subsea Products segment, including $17.5 million for a business acquisition; and
- purchase and outfitting of two vessels and a saturation diving system in our Subsea Projects business.

We expect our 2011 diluted earnings per share to be in the range of $3.45 to $3.75, as compared to $3.65 in 2010. We anticipate deepwater drilling and field development and production activity will increase, particularly in West Africa and Asia. The major uncertainties we face in 2011 are when, at what pace, and to what level permits for U.S. Gulf of Mexico deepwater drilling projects will rebound in the aftermath of additional environmental and safety regulations that have been implemented by the U.S. Department of the Interior as a result of the Macondo well incident. Compared to 2010, in 2011 we are forecasting an increase in ROV operating income as a result of higher average fleet size and international demand for drill support services notwithstanding a lower profit contribution from our ROV services in the U.S. Gulf of Mexico. In the event U.S. Gulf of Mexico permitting is significantly lower than we expect, we believe more deepwater rigs will be moved to other geographic areas and that our ROV systems will stay onboard and work at their new drilling locations.

We use our ROVs in the offshore oil and gas industry to perform a variety of underwater tasks, including drill support, installation and construction support, pipeline inspection and surveys and subsea production facility inspection, repair and maintenance. The largest percentage of our ROVs has historically been used to provide drill support services. Therefore, the number of floating drilling rigs on hire is a leading market indicator for this business. The following table shows average floating rigs under contract and our ROV utilization.

	2010	2009	2008
Average number of floating rigs	220	208	201
ROV days on hire (in thousands)	69	69	65
ROV utilization	75%	79%	82%

Demand for floating rigs is our primary driver of future growth prospects. According to industry data published by ODS-Petrodata, at the end of 2010, there were 255 floating drilling rigs in the world, with 86% of the rigs under contract and 64% of the rigs contracted through 2011. Sixty additional floating rigs were on order and scheduled to be delivered through 2014, and 35 of these have been contracted long-term, for an average term of approximately 7.5 years. We estimate approximately 24 floating rigs will be placed in service during 2011, and we have ROV contracts on five of those. Competitors have the ROV contracts on 10 rigs, leaving nine contract opportunities.

In addition to floating rig demand, subsea tree completions are another leading indicator of the strength of the deepwater market and the primary demand driver for our Subsea Products lines. According to industry data published by Quest Offshore Resources, Inc., there were less than 600 subsea completions before 1990, approximately 1,100 in the decade of the 1990s, approximately 3,100 in the decade of the 2000s, and Quest forecasts over 4,500 for the decade of the 2010s. Additionally, the projected global market for subsea tree orders is expected to increase 40% in the 2011-2014 time period compared to the previous four years.

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the United States. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products segment, and occasionally in our Subsea Projects and Advanced Technologies segments, using the percentage-of-completion method. In 2010, we accounted for 14% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. Although we are continually striving to accurately estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' carrying values to forecasts of undiscounted cash flows associated with the assets or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year. In 2010, we recorded a $5.2 million impairment charge as additional depreciation to adjust the carrying value of our vessel held for sale, *The Performer*, to its fair value less estimated costs to sell. We completed the sale in July 2010 for approximately the vessel's reduced carrying value. In 2008, we recorded an impairment charge of $5.7 million as additional depreciation to reduce our investment in the *Ocean Pensador,* an oil tanker we were holding for possible conversion, to its fair value. In 2009 we sold that asset at a further loss of $0.8 million. Both *The Performer* and the *Ocean Pensador* were assets in our Subsea Projects segment, and their respective impairments and results of sales are included in the gross margin and operating income in the Subsea Projects segment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements.

Goodwill. We account for acquisitions using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. We test the goodwill attributable to each of our reporting units for impairment annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. Except for ROVs and Inspection, which are tested as single reporting units, our operating units are one level below our business segments. We estimate fair value of the reporting units using both an income approach, which considers a discounted cash flow model, and a market approach. Reductions in estimates of our future cash flows or adverse changes in market comparable information may result in goodwill impairments in the future. For reporting units with significant goodwill, we do not believe our goodwill will be impaired during 2011.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent, and beyond the self-insurance level of exposure, we carry insurance, which can be by occurrence or in the aggregate. We determine the level of accruals for claims exposure by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We charged $0.2 million to income tax expense in 2010 for penalties and interest for uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $4.0 million on our balance sheet at December 31, 2010. Including associated foreign tax credits and penalties and interest, we have accrued a net total of $5.6 million in the caption "other long-term liabilities" on our balance sheet at December 31, 2010 for unrecognized tax benefits. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

Our tax provisions are based on our expected taxable income, statutory rates and tax-planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. In 2010, 2009 and 2008, we recorded reductions of income tax expense of $1.0 million, $0.3 million and $0.6 million, respectively, resulting from the resolution of uncertain tax positions related to certain tax liabilities we recorded in prior years. Current income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred income tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. We currently have no valuation allowances. While we have considered estimated future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws, could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please see Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally-generated growth initiatives. At December 31, 2010, we had working capital of $544 million, including cash and cash equivalents of $245 million. Additionally, we had $300 million available under our revolving credit facility, which currently extends to January 2012. We repaid our long-term debt in 2010 and had no borrowings under our revolving credit agreement at December 31, 2010. Although there were no borrowings outstanding at December 31, 2010, we made borrowings under our revolving credit facility at various times during the year. Our maximum borrowings and our total interest costs under the facility during the year ended December 31, 2010 were $100 million and $4.4 million (including $2.9 million to terminate an interest rate hedge), respectively. We plan to renew or replace our revolving credit agreement in 2011. Our net cash provided by operating activities was $442 million, $418 million and $248 million for 2010, 2009 and 2008, respectively.

Our capital expenditures, including business acquisitions, for 2010, 2009 and 2008 were $207 million, $175 million and $252 million, respectively. Capital expenditures for 2010 included expenditures for: additions and upgrades to our ROV fleet; two vessels and a saturation diving system in our Subsea Project segment; a business acquisition in our Subsea Products segment; and modifications to our Brazil umbilical manufacturing facility. Capital expenditures in 2009 included expenditures for: additions and upgrades to our ROV fleet; the construction of our own facility to produce control umbilicals for our ROVs; and expansion of our specialty subsea products business in foreign markets. Capital expenditures in 2008 included expenditures for: additions and upgrades to our ROV fleet; a Subsea Products acquisition for $40 million; vessel upgrades; and facility expansions for our specialty subsea products.

Our capital expenditures during 2010, 2009 and 2008 included $109 million, $147 million and $146 million, respectively, in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace units we retired and for facilities infrastructure to support our growing ROV fleet size. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities as they arise. We added 22, 30 and 21 ROVs to our fleet and disposed of 10, nine and four units during 2010, 2009 and 2008, respectively, resulting in a total of 260 work-class systems in the fleet at December 31, 2010.

In 2006, we chartered a larger deepwater vessel, the *Ocean Intervention III*, for three years, with extension options for up to six additional years. The initial three-year term of the charter began in May 2007, and the term has been extended to May 2011. We also chartered an additional larger deepwater vessel, the *Olympic Intervention IV*, for an initial term of five years, which began in the third quarter of 2008. We outfitted each of these larger deepwater vessels with two of our high-specification work-class ROVs, and we expect to utilize these vessels to perform subsea hardware installation and inspection, repair and maintenance projects, and to conduct well intervention services in the ultra-deep waters of the U.S. Gulf of Mexico.

We have not guaranteed any debt not reflected on our consolidated balance sheet. In 2003, we acquired a 50% interest in Medusa Spar LLC. At formation, Medusa Spar LLC borrowed $84 million, or approximately 50% of its total capitalization, from a group of banks. The loan was repaid in 2008. We expect the majority of the positive net cash flow generated in the future by Medusa Spar LLC will be distributed to the equity holders. We received $7.7 million, $8.5 million and $2.5 million of cash distributions from Medusa Spar LLC and recognized $2.1 million, $3.2 million and $1.9 million of equity in the earnings of Medusa Spar LLC in 2010, 2009 and 2008, respectively. Medusa Spar LLC is a variable interest entity under accounting rules. We are accounting for our investment in Medusa Spar LLC using the equity method of accounting. At December 31, 2010, our investment in Medusa Spar LLC was $51.8 million.

Our principal source of cash from operating activities is our net income, adjusted for the non-cash expenses of depreciation and amortization, deferred income taxes and noncash compensation under our restricted stock plans. Our $442 million, $418 million and $248 million of cash provided from operating activities in 2010, 2009 and 2008, respectively, were affected by cash increases/(decreases) of $12 million, $12 million and ($72 million), respectively, of changes in accounts receivable and ($22 million), $14 million and ($16 million), respectively, of changes in inventory and other current assets. The 2008 change in accounts receivable was due to the change in revenue in the fourth quarter of 2008 as compared to the fourth quarter of 2007. In 2010, the change in inventory and other current assets related to increases in refundable income taxes and prepaid expenses. In 2009 and 2008, the changes in inventory and other current assets principally related to ROV requirements and Subsea Products raw materials. The increases in ROV inventory related to equipment waiting for assembly into ROVs to be placed in service in subsequent years and increases in parts to be used for servicing our growing ROV fleet.

In 2010, we used $192 million in investing activities, including $109 million to upgrade and add additional units to our ROV fleet, $42 million to increase our Subsea Products capabilities, including an acquisition for $17 million, and $44 million in our Subsea Projects segment, including expenditures for an additional vessel equipped with a saturation diving system and a replacement diving service vessel.

In 2009, we used $162 million in investing activities, including $147 million on growing and upgrading our ROV operations.

In 2008, we used $246 million in investing activities, including $146 million to upgrade and add additional units to our ROV fleet and $78 million to increase our Subsea Products capabilities, including an acquisition for $40 million.

In 2010, 2009 and 2008, we received $0.7 million, $1.9 million and $1.7 million, respectively, in cash flow from financing activities as proceeds from the sale of our common stock pursuant to the exercise of employee stock options. At December 31, 2010, we no longer had any stock options outstanding. In addition, in 2010, 2009 and 2008, we received $1.7 million, $2.5 million and $6.8 million, respectively, of tax benefit realized from tax deductions in excess of financial statement expense related to our stock-based compensation plans. For a description of our incentive plans, please see Note 8 to our Consolidated Financial Statements.

In 2002, our Board of Directors approved a plan to repurchase up to 6,000,000 shares of our common stock, subject to a $75 million aggregate purchase price limitation. During 2008, we completed the authorized repurchases under the plan by repurchasing 986,400 shares at a total cost of $54.9 million, which is reflected in our cash used in financing activities. Under the 2002 stock repurchase plan, we repurchased 2,782,000 shares of common stock from 2002 through 2008 at a total cost of $75 million. In February 2010, our Board of Directors approved a plan to repurchase up to an additional 6,000,000 shares of our common stock. The timing and amount of any repurchases will be determined by our management. We expect that any shares repurchased under the new plan will be held as treasury stock for future use. The 2010 plan does not obligate us to repurchase any particular number of shares. In 2010, we repurchased 1,100,000 shares at a cost of $49.5 million under the 2010 plan. Through December 31, 2010, we had reissued all but 1,301,662 of the shares repurchased since 2002, primarily in connection with stock-based compensation plans.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange rate risks. We generally minimize these risks primarily through matching, to the extent possible, revenue and expense in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2010 relate primarily to our net investments in, including long-term loans to, our foreign subsidiaries. A stronger U.S. dollar against the U.K. pound sterling and the Norwegian kroner would result in lower operating income. See Item 7A – "Quantitative and Qualitative Disclosures About Market Risk." Inflation has not had a material effect on our revenue or income from operations in the past three years, and no such effect is expected in the near future.

Results of Operations

Information on our business segments is shown in Note 7 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table that follows sets out revenue and profitability for the business segments within our Oil and Gas business.

(dollars in thousands)	Year Ended December 31, 2010	2009	2008
Remotely Operated Vehicles			
Revenue	$ 662,105	$ 649,228	$ 625,921
Gross Margin	247,619	237,023	221,270
Gross Margin %	37%	37%	35%
Operating Income	211,725	207,683	190,343
Operating Income %	32%	32%	30%
Days available	91,667	86,527	79,052
Utilization %	75%	79%	82%
Subsea Products			
Revenue	549,233	487,726	649,857
Gross Margin	161,081	115,056	146,747
Gross Margin %	29%	24%	23%
Operating Income	108,522	60,526	96,046
Operating Income %	20%	12%	15%
Backlog at end of period	384,000	321,000	298,000
Subsea Projects			
Revenue	247,538	274,607	295,791
Gross Margin	56,165	84,657	89,895
Gross Margin %	23%	31%	30%
Operating Income	46,910	75,404	79,546
Operating Income %	19%	27%	27%
Inspection			
Revenue	223,469	216,140	249,109
Gross Margin	41,698	41,125	48,518
Gross Margin %	19%	19%	19%
Operating Income	25,893	26,443	31,017
Operating Income %	12%	12%	12%
Total Oil and Gas			
Revenue	$ 1,682,345	$ 1,627,701	$ 1,820,678
Gross Margin	506,563	477,861	506,430
Gross Margin %	30%	29%	28%
Operating Income	393,050	370,056	396,952
Operating Income %	23%	23%	22%

In response to continued increasing demand to support deepwater drilling and construction and production maintenance work, we have continued to build new ROVs. These new vehicles are designed for use around the world in water depths of 10,000 feet or more. We added 22, 30 and 21 ROVs in 2010, 2009 and 2008, respectively, while disposing of 23 units over the three-year period. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities.

For 2010, our ROV revenue and operating income increased 2% over 2009 from increased revenue per day-on-hire. Good cost controls helped us keep margin percentages flat despite lower utilization. For 2009, our ROV revenue increased 4% over 2008 from the growth in days on hire for our larger work-class fleet, as our revenue per day-on-hire decreased approximately 2%. Our operating margin percentage increased as a result of cost controls and our operating income increased by 9%. We grew our ROV fleet size to 260 at December 31, 2010 from 248 at December 31, 2009 and 227 at December 31, 2008.

We anticipate ROV operating income to increase in 2011 as a result of an increase in days on hire, with an increase in international demand and fewer days on hire in the U.S. Gulf of Mexico. In the U.S. Gulf of Mexico, we started 2011 onboard 26 rigs, consisting of ROVs at full rate on 11 rigs, ROVs at a lower rate on six rigs, and ROVs at zero rate on nine rigs, compared to ROVs at full rate on 31 rigs before the Macondo well incident. Since the Macondo well incident, eight deepwater rigs either have left, or announcements have been made they will leave, the U.S. Gulf of Mexico. We had contracts on seven of the rigs and have retained contracts to remain on those seven rigs. For our 2011 estimates, we have assumed that, by year end, we will be at full rate on 20 to 25 rigs working in the U.S. Gulf of Mexico. In addition to having a full year of service from the units we added during 2010, we expect to add 15 to 20 ROVs in 2011 and retire approximately five ROVs. We expect our operating margin percentage to decline slightly in 2011 due to a change in geographic mix.

Our Subsea Products operating income and margin percentage for 2010 increased over 2009, due to manufacturing process improvements and cost reductions, improved umbilical plant throughput, and higher demand for subsea field development hardware, ROV tooling rentals, and installation and workover control system ("IWOCS") services. Our Subsea Products revenue for 2009 declined 25% from 2008 from decreased demand for our specialty subsea products and lower umbilical plant throughput. Our operating margin percentage decreased from 15% in 2008 to 12% in 2009 due to a decrease in demand for our specialty subsea products and lower umbilical plant throughput. Our operating income and margins were also adversely affected by $5.5 million of unexpected costs we incurred in the third quarter of 2009 on two blowout preventer control systems.

We anticipate our Subsea Products segment operating income in 2011 to be about the same as 2010, as we expect increased throughput in our umbilical plants and lower sales of IWOCS services. Because of a different mix in products and services, we anticipate a lower operating margin percentage for Subsea Products in 2011. Our Subsea Products backlog was $384 million at December 31, 2010, 20% more than our $321 million Subsea Products backlog at December 31, 2009.

Our 2010 Subsea Projects revenue and operating income declined from 2009 due to lower demand for our services on hurricane damage-related repair projects and our phased exit of the mobile offshore production systems business. Our 2009 Subsea Projects revenue and operating income declined from 2008 due to a softer market for our diving and shallow water vessel services and competitive pressure in our deepwater vessel market due to an increase in vessel availability.

We anticipate our 2011 operating income for Subsea Projects to be less than in 2010, as we completed Macondo-related project work in 2010, and we foresee a reduced level of subsea activity in the U.S. Gulf of Mexico in 2011 as a result of additional regulations implemented by the U.S. Department of the Interior.

Our Inspection segment operating income results in 2010 were similar to those in 2009. Our Inspection operating income decreased in 2009 compared to 2008 due to a lower exchange rate for the U.K. pound sterling against the U.S. dollar and decreased demand for our services.

We expect that our Inspection segment revenue and operating income will be slightly higher in 2011.

Advanced Technologies. The table that follows sets out revenue and profitability for this segment.

(dollars in thousands)	Year Ended December 31, 2010	2009	2008
Revenue	$ 234,700	$ 194,380	$ 156,743
Gross Margin	32,510	25,128	21,596
Gross Margin %	14%	13%	14%
Operating Income	16,934	12,366	9,773
Operating Income %	7%	6%	6%

Our Advanced Technologies segment's 2010 revenue and operating income were higher than 2009 due to higher levels of entertainment industry contracts, U.S. Navy engineering services and Department of Defense manufacturing projects. This segment's 2009 revenue and operating income were higher than 2008 due to an escalation in work on entertainment industry projects and the award of the NASA Constellation Space Suit System contract.

We anticipate our Advanced Technologies 2011 operating income will be approximately the same as 2010.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. Through 2010, a portion of our restricted stock expense varied with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions.

The table that follows sets out our unallocated expenses.

(dollars in thousands)	Year Ended December 31, 2010	2009	2008
Gross margin expenses	$ (72,753)	$ (65,263)	$ (63,226)
% of revenue	4%	4%	3%
Operating expenses	(100,484)	(90,306)	(89,167)
% of revenue	5%	5%	5%

Our unallocated gross margin and operating expenses increased in each of 2010 and 2009, primarily due to higher compensation related to incentive plans.

Other. The table that follows sets forth our significant financial statement items below the operating income line.

(dollars in thousands)	Year Ended December 31, 2010	2009	2008
Interest income	$ 580	$ 694	$ 907
Interest expense, net of amounts capitalized	(6,010)	(7,781)	(13,485)
Equity earnings of unconsolidated affiliates:			
Medusa Spar LLC	2,078	3,242	1,894
Other	-	-	25
Other income (expense), net	(926)	1,504	321
Provision for income taxes	104,691	101,422	107,834

Interest expense decreased in 2010 and 2009, primarily from lower interest rates on LIBOR-based borrowings under our revolving credit agreement and term loan, and lower debt levels. We capitalized $0.3 million of interest in 2010 and less than $0.1 million of interest in each of 2009 and 2008.

We earn equity income from our 50% investment in Medusa Spar LLC, which we acquired in 2003. Medusa Spar LLC owns 75% of a production spar in the U.S. Gulf of Mexico and earns its revenue from fees charged on production processed through the facility. In 2008, we experienced a decrease in equity in earnings of unconsolidated affiliates from our investment in Medusa Spar LLC due to lower production throughput at the spar. In 2009, Medusa Spar LLC's net income was higher due to increased throughput from the original blocks dedicated to be processed at the Medusa Spar, throughput from third parties and the elimination of interest expense, as Medusa Spar LLC repaid its debt during 2008. Throughput from the original blocks was higher in 2009 than 2008 due to less downtime from hurricanes in 2009. Throughput decreased in 2010 due to normal production declines.

We expect Medusa Spar LLC revenue will decline in 2011 due to normal rates of well decline. Medusa Spar LLC's revenue could be increased if the operator of the producing wells receives regulatory approval to start producing from other zones in the existing wells, which are anticipated to have higher flow rates than the currently-producing zones, or is able to connect more wells to the spar.

Included in other income (expenses), net are foreign currency transaction gains/(losses) of ($2.8 million), $2.0 million and $0.7 million for 2010, 2009 and 2008, respectively. In 2010, we also earned a fee of $2.1 million for serving as the stalking horse bidder on an asset auction proceeding.

Our effective tax rate, including foreign, state and local taxes, was 34.3%, 35.0% and 35.1% for 2010, 2009 and 2008, respectively, which included favorable resolutions of uncertain tax positions of $1.0 million, $0.3 million and $0.6 million, respectively, related to certain tax liabilities we recorded in prior years. We anticipate our effective tax rate in 2011 will approximate that of 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by SEC rules.

Contractual Obligations

At December 31, 2010, we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period				
	Total	2011	2012-2013	2014-2015	After 2015
Long-term Debt	$ -	$ -	$ -	$ -	$ -
Operating Leases	141,216	38,269	52,207	14,738	36,002
Purchase Obligations	168,730	168,730	-	-	-
Other Long-term Obligations reflected on our balance sheet under GAAP	53,311	1,368	2,867	3,067	46,009
TOTAL	$ 363,257	$ 208,367	$ 55,074	$ 17,805	$ 82,011

At December 31, 2010, we had outstanding purchase order commitments totaling $54 million, including approximately $27 million for specialized steel tubes to be used in our manufacturing of steel tube umbilicals by our Subsea Products segment, $17 million for ROV winches and control umbilicals for ROV units and $10 million for vessels and a saturation diving system in our Subsea Projects segment. We have ordered the specialized steel tubes in advance to meet expected sales commitments. The diving vessel is being built as a replacement for another vessel. The winches and ROV umbilicals have been ordered for new ROVs and for anticipated replacements due to normal wear and tear. Should we decide not to accept delivery of the steel tubes, we would incur cancellation charges of at least 10% of the amount canceled.

In 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006 and in 2008. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following the sooner to occur of August 15, 2011 or the termination of his services to us. The amendment in 2006 included a lump-sum cash buyout, paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving) on or prior to August 11, 2011, we will recognize all the previously unaccrued benefits in the period in which that termination occurs. Our total accrued liabilities, current and long-term, under this post-employment benefit were $7.6 million and $6.3 million at December 31, 2010 and 2009, respectively.

Effects of Inflation and Changing Prices

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, using historical U.S. dollar accounting, or historical cost. Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs, either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for speculative or trading purposes. We currently have no outstanding hedges or similar instruments. We currently have no long-term debt. We typically manage our exposure to interest rate changes through the use of a combination of fixed- and floating-rate debt. See Note 5 of Notes to Consolidated Financial Statements included in this report for a description of our revolving credit facility and interest rates on our borrowings. We believe significant interest rate changes would not have a material near term impact on our future earnings or cash flows.

Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for several of our international operations is the applicable local currency. A stronger U.S. dollar against the U.K. pound sterling and the Norwegian kroner would result in lower operating income. We manage our exposure to changes in foreign exchange rates principally through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of $2 million, $56 million and ($106 million) to our equity accounts in 2010, 2009 and 2008, respectively. Negative adjustments reflect the net impact of the strengthening of the U.S. dollar against various foreign currencies for locations where the functional currency is not the U.S. dollar. Conversely, positive adjustments reflect the effect of a weakening dollar.

We recorded foreign currency transaction gains (losses) of ($2.8 million), $2.0 million and $0.7 million which are included in Other income (expense), net in our Consolidated Income Statements in 2010, 2009 and 2008, respectively.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We developed our internal control over financial reporting through a process in which our management applied its judgment in assessing the costs and benefits of various controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of controls is based in part on various assumptions about the likelihood of future events, and we cannot assure you that any system of controls will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial reporting controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and an evaluation of our overall control environment. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Ernst & Young LLP, an independent registered public accounting firm, has audited our internal control over financial reporting, as stated in their report which follows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited Oceaneering International, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oceaneering International, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oceaneering International, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oceaneering International, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 25, 2011

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oceaneering International Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 25, 2011

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, **2010**	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 245,219**	$ 162,351
Accounts receivable, net of allowances for doubtful accounts of $5,655 and $274	**424,014**	435,151
Inventory	**236,517**	232,217
Other current assets	**77,752**	44,420
Total Current Assets	**983,502**	874,139
Property and Equipment, at cost	**1,631,109**	1,501,243
Less accumulated depreciation	**844,736**	734,882
Net Property and Equipment	**786,373**	766,361
Other Assets:		
Goodwill	**143,234**	130,820
Investments in unconsolidated affiliates	**51,820**	58,736
Other	**65,577**	50,231
Total Other Assets	**260,631**	239,787
Total Assets	**$ 2,030,506**	$ 1,880,287
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 85,572**	$ 86,484
Accrued liabilities	**314,410**	255,704
Income taxes payable	**39,874**	46,359
Total Current Liabilities	**439,856**	388,547
Long-term Debt	**-**	120,000
Other Long-term Liabilities	**200,435**	147,417
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 180,000,000 shares authorized; 55,417,044 shares issued	**13,854**	13,854
Additional paid-in capital	**207,132**	212,788
Treasury stock; 1,301,662 and 499,292 shares, at cost	**(61,385)**	(27,796)
Retained earnings	**1,239,574**	1,039,043
Accumulated other comprehensive income	**(8,960)**	(13,566)
Total Shareholders' Equity	**1,390,215**	1,224,323
Total Liabilities and Shareholders' Equity	**$ 2,030,506**	$ 1,880,287

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2010	2009	2008
Revenue	**$ 1,917,045**	$ 1,822,081	$ 1,977,421
Cost of services and products	**1,450,725**	1,384,355	1,512,621
Gross Margin	**466,320**	437,726	464,800
Selling, general and administrative expense	**156,820**	145,610	147,242
Income from Operations	**309,500**	292,116	317,558
Interest income	**580**	694	907
Interest expense, net of amounts capitalized	**(6,010)**	(7,781)	(13,485)
Equity earnings of unconsolidated affiliates	**2,078**	3,242	1,919
Other income (expense), net	**(926)**	1,504	321
Income before Income Taxes	**305,222**	289,775	307,220
Provision for income taxes	**104,691**	101,422	107,834
Net Income	**$ 200,531**	$ 188,353	$ 199,386
Basic Earnings per Share	**$ 3.66**	$ 3.42	$ 3.59
Diluted Earnings per Share	**$ 3.65**	$ 3.40	$ 3.56

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2010	2009	2008
Cash Flows from Operating Activities:			
Net income	**$ 200,531**	$ 188,353	$ 199,386
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**153,651**	122,945	115,029
Deferred income tax provision	**31,184**	21,631	45,876
Net gain on sales of property and equipment	**(2,758)**	(305)	(5,460)
Noncash compensation	**8,490**	6,369	7,956
Distributions from unconsolidated affiliates greater than earnings	**5,569**	5,194	725
Increase (decrease) in cash from:			
Accounts receivable, net	**12,104**	11,568	(71,903)
Inventory and other current assets	**(21,656)**	14,073	(15,968)
Other assets	**(9,245)**	(9,506)	4,527
Currency translation effect on working capital	**6,519**	16,215	(44,224)
Accounts payable	**(912)**	(6,027)	14,602
Accrued liabilities	**57,012**	14,063	10,265
Income taxes payable	**(6,485)**	25,578	(7,618)
Other long-term liabilities	**7,846**	8,083	(5,279)
Total adjustments to net income	**241,319**	229,881	48,528
Net Cash Provided by Operating Activities	**441,850**	418,234	247,914
Cash Flows from Investing Activities:			
Purchases of property and equipment	**(185,262)**	(175,021)	(209,301)
Business acquisitions, net of cash acquired	**(21,918)**	-	(42,976)
Dispositions of property and equipment and equity investment	**15,284**	12,535	5,886
Net Cash Used in Investing Activities	**(191,896)**	(162,486)	(246,391)
Cash Flows from Financing Activities:			
Net (payments) proceeds from revolving credit facility	**(100,000)**	(4,000)	(36,000)
Payments of 6.72% Senior Notes	**(20,000)**	(20,000)	(20,000)
Proceeds (payments) from Term Loan	**-**	(85,000)	85,000
Proceeds from issuance of common stock	**693**	1,880	1,726
Excess tax benefits from stock-based compensation	**1,741**	2,523	6,770
Purchases of treasury stock	**(49,520)**	-	(54,929)
Net Cash Used in Financing Activities	**(167,086)**	(104,597)	(17,433)
Net Increase (Decrease) in Cash and Cash Equivalents	**82,868**	151,151	(15,910)
Cash and Cash Equivalents – Beginning of Period	**162,351**	11,200	27,110
Cash and Cash Equivalents – End of Period	**$ 245,219**	$ 162,351	$ 11,200

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Issued		Additional Paid-in Capital	Unearned Compen-sation
	Shares	Amounts		
Balance, December 31, 2007	**55,075**	**$ 13,769**	**$ 210,497**	**$ (109)**
Comprehensive Income:				
Net Income	-	-	-	-
Change in fair value of interest rate hedge and other, net of tax	-	-	-	-
Pension-related adjustments, net of tax	-	-	-	-
Translation adjustments	-	-	-	-
Total Comprehensive Income	-	-	-	-
Restricted stock expense	224	56	5,965	1,935
Restricted stock grant	32	8	1,984	(1,992)
Stock options exercised	86	21	(805)	-
Tax benefits from stock plans	-	-	6,770	-
Treasury stock purchases, 986,400 shares	-	-	-	-
Balance, December 31, 2008	55,417	13,854	224,411	(166)
Comprehensive Income:				
Net Income	-	-	-	-
Change in fair value of interest rate hedge and other, net of tax	-	-	-	-
Pension-related adjustments, net of tax	-	-	-	-
Translation adjustments	-	-	-	-
Total Comprehensive Income	-	-	-	-
Restricted stock expense	-	-	(9,066)	1,077
Restricted stock grant	-	-	(787)	(994)
Stock options exercised	-	-	(4,210)	-
Tax benefits from stock plans	-	-	2,523	-
Balance, December 31, 2009	55,417	13,854	212,871	(83)
Comprehensive Income:				
Net Income	-	-	-	-
Change in fair value of interest rate hedge and other, net of tax	-	-	-	-
Pension-related adjustments, net of tax	-	-	-	-
Translation adjustments	-	-	-	-
Total Comprehensive Income	-	-	-	-
Restricted stock expense	-	-	(5,845)	1,818
Restricted stock grant	-	-	112	(1,893)
Stock options exercised	-	-	(1,589)	-
Tax benefits from stock plans	-	-	1,741	-
Treasury stock purchases, 1,100,000 shares	-	-	-	-
Balance, December 31, 2010	**55,417**	**$ 13,854**	**$ 207,290**	**$ (158)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

		Accumulated Other Comprehensive Income (Loss)			
Treasury Stock	Retained Earnings	Fair Value of Hedging Instruments	Currency Translation Adjustments	Pension	Total
$ -	**$ 651,304**	**$ 76**	**$ 42,584**	**$ (2,811)**	**$ 915,310**
-	199,386	-	-	-	199,386
-	-	(3,133)	-	-	(3,133)
-	-	-	-	641	641
-	-	-	(106,073)	-	(106,073)
-	199,386	(3,133)	(106,073)	641	90,821
-	-	-	-	-	7,956
-	-	-	-	-	-
2,510	-	-	-	-	1,726
-	-	-	-	-	6,770
(54,929)	-	-	-	-	(54,929)
(52,419)	850,690	(3,057)	(63,489)	(2,170)	967,654
-	188,353	-	-	-	188,353
-	-	629	-	-	629
-	-	-	-	(1,812)	(1,812)
-	-	-	56,333	-	56,333
-	188,353	629	56,333	(1,812)	243,503
16,752	-	-	-	-	8,763
1,781	-	-	-	-	-
6,090	-	-	-	-	1,880
-	-	-	-	-	2,523
(27,796)	1,039,043	(2,428)	(7,156)	(3,982)	1,224,323
-	200,531	-	-	-	200,531
-	-	2,428	-	-	2,428
-	-	-	-	285	285
-	-	-	1,893	-	1,893
-	200,531	2,428	1,893	285	205,137
11,868	-	-	-	-	7,841
1,781	-	-	-	-	-
2,282	-	-	-	-	693
-	-	-	-	-	1,741
(49,520)	-	-	-	-	(49,520)
$ (61,385)	**$ 1,239,574**	**$ -**	**$ (5,263)**	**$ (3,697)**	**$ 1,390,215**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be variable interest entities if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We use the equity method to account for our investments in unconsolidated affiliated companies of which we own an equity interest of between 20% and 50% and as to which we have significant influence, but not control, over operations. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain amounts from prior periods have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents. Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts. We determine the need for allowances for doubtful accounts using the specific identification method. We do not generally require collateral from our customers.

Inventory. Inventory is valued at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment. We provide for depreciation of property and equipment on the straight-line method over estimated useful lives of eight years for ROVs, three to 20 years for marine services equipment (such as vessels and diving equipment), up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements.

We capitalize interest on assets where the construction period is anticipated to be more than three months. We capitalized $0.3 million of interest in 2010 and less than $0.1 million of interest in each of 2009 and 2008. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, which are held and used by us, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using fair market value less cost to sell. Assets are classified as held-for-sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. In 2010, we recorded a $5.2 million impairment charge to adjust the carrying value of our vessel held for sale, *The Performer*, to its fair value less estimated costs to sell. We completed the sale in 2010 for approximately the vessel's reduced carrying value. In 2008, we recorded an impairment charge of $5.7 million to reduce our investment in the *Ocean Pensador*, an oil tanker we were holding for possible conversion, to its fair value, based on quoted steel commodity prices. These impairment charges were recorded in our cost of services and products in our Subsea Projects segment.

Business Acquisitions. In March 2008, we purchased GTO Subsea AS ("GTO"), a Norwegian rental provider of specialized subsea dredging equipment, including ROV-deployed units, to the offshore oil and gas industry for $40 million. We accounted for this acquisition using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. Our goodwill, all nondeductible for income tax purposes, associated with the acquisition was $23.2 million, and other intangible assets were $8.1 million. The results of operations of GTO are included in our consolidated statements of income from the date of acquisition.

We also made several smaller acquisitions during the periods presented.

The above acquisitions were not material. As a result, we have not included pro forma information related to the acquisitions in this report.

Goodwill and Intangible Assets. We tested the goodwill attributable to each of our reporting units for impairment as of December 31, 2010, 2009 and 2008 and concluded that there was no impairment. Our reporting units are the operating units one level below our business segments, except for ROVs and Inspection, which are tested as single reporting units. We estimated fair value using discounted cash flow methodologies and market comparable information. The only changes in our reporting units' goodwill during the periods presented are from business acquisitions, as discussed above, and currency exchange rate changes. For more information regarding goodwill by business segment, see Note 7.

Within our balance sheet caption Other Assets: Other, at December 31, 2010 and 2009, we had $22.2 million and $20.1 million, respectively, of intangible assets, primarily acquired in connection with business combinations. These intangible assets include trade names, intellectual property and customer relationships, and are being amortized with a weighted average remaining life of approximately 10 years.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products segment, and to a lesser extent in our Subsea Projects and Advanced Technologies segments, using the percentage-of-completion method. In 2010, we accounted for 14% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. Although we are continually striving to accurately estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Revenue in Excess of Amounts Billed is classified as accounts receivable and relates to recoverable costs and accrued profits on contracts in progress. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed on uncompleted fixed-price contracts accounted for using the percentage-of-completion method is summarized as follows:

	December 31,	
(in thousands)	2010	2009
Revenue recognized	$ 262,602	$ 164,296
Less: Billings to customers	(238,473)	(146,241)
Revenue in excess of amounts billed	$ 24,129	$ 18,055

Billings in Excess of Revenue Recognized on uncompleted fixed-price contracts accounted for using the percentage-of-completion method are summarized as follows:

	December 31,	
(in thousands)	2010	2009
Amounts billed to customers	$ 90,315	$ 28,361
Less: Revenue recognized	(45,144)	(15,371)
Billings in excess of revenue recognized	$ 45,171	$ 12,990

Stock-Based Compensation. We recognize all share-based payments to directors, officers and employees, including grants of stock options, over their vesting periods in the income statement based on their estimated fair values.

The Compensation Committee of our Board of Directors has expressed its intention to refrain from using stock options as a component of compensation for our executive officers and other employees for the foreseeable future. Additionally, our Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future. No stock options have been granted since 2005, and we no longer have any stock options outstanding. For more information on our employee benefit plans, see Note 8.

Income Taxes. We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for differences between carrying amounts of assets and liabilities for financial and tax reporting purposes. Our policy is to provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity. We provide a valuation allowance against deferred tax assets when it is more likely than not that the asset will not be realized.

We recognize the benefit for a tax position if the benefit is more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements.

Foreign Currency Translation. The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income. We recorded ($2.8 million), $2.0 million and $0.7 million of foreign currency gains (losses) in 2010, 2009 and 2008, respectively, and those amounts are included as a component of Other income (expense), net.

Earnings Per Share. In 2008, the Financial Accounting Standards Board (the "FASB") issued a staff position on determining whether instruments granted in share-based payment transactions are participating securities, stating that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, need to be included in the earnings allocation in computing earnings per share. Certain of our share-based payments contain such rights to dividends or dividend equivalents and are considered participating securities under this staff position. We adopted the staff position as of January 1, 2009, as required. The table that follows presents our earnings per share calculations in accordance with this staff position.

	Year Ended December 31,		
	2010	2009	2008
	(in thousands, except per share data)		
Basic earnings per share:			
Net income per consolidated statements of income	$ 200,531	$ 188,353	$ 199,386
Income allocable to participating securities	(709)	(1,324)	(2,118)
Earnings allocable to common shareholders	$ 199,822	$ 187,029	$ 197,268
Basic shares outstanding	54,560	54,766	54,949
Basic earnings per share	$ 3.66	$ 3.42	$ 3.59
Basic earnings per share, as previously reported	N/A	N/A	$ 3.63
Diluted earnings per share:			
Net income per consolidated statements of income	$ 200,531	$ 188,353	$ 199,386
Income allocable to participating securities	(706)	(1,318)	(2,102)
Earnings allocable to diluted common shareholders	$ 199,825	$ 187,035	$ 197,284
Diluted shares outstanding	54,767	55,026	55,374
Diluted earnings per share	$ 3.65	$ 3.40	$ 3.56
Diluted earnings per share, as previously reported	N/A	N/A	$ 3.58

Financial Instruments. We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship. As of December 31, 2010, we had no derivative instruments in effect.

Pension and Postretirement Benefits. We recognize the funded status of the pension and postretirement plans in our balance sheet, along with a corresponding noncash, after-tax adjustment to shareholders' equity. Funded status is determined as the difference between the fair value of plan assets and the projected benefit obligation. We determine the fair value of our pension plan assets using Level 2 inputs, primarily the quoted market prices of the underlying securities of the Plan investments. Changes in the funded status will be recognized in other comprehensive income (loss).

Subsequent Events. We have evaluated events and transactions through the issuance of these financial statements for possible recognition or disclosure.

New Accounting Standards. The following is a summary of recent accounting pronouncements that are applicable to us.

In June 2009, the FASB issued an updated accounting principle regarding accounting for variable interest entities, specifically to:

- require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity;
- eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both;
- change certain guidance for determining whether an entity is a variable interest entity;
- add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance; and
- require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity.

We adopted these principles and requirements as of January 1, 2010, as required.

In October 2009, the FASB issued a release regarding accounting for revenue involving multiple-deliverable arrangements to enable sellers to account for products or services ("deliverables") separately rather than as a combined unit.

This release establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The release also replaces the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The release eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The release requires that a seller determine its best estimate selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. The release does not prescribe any specific methods that sellers must use to accomplish this objective, but provides guidance.

For us, the release will be effective prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Our investments in unconsolidated affiliates consisted of the following:

	December 31,		
(in thousands)	2010	2009	2008
Medusa Spar LLC	$ 51,820	$ 57,388	$ 62,583
Other	-	1,348	1,347
	$ 51,820	$ 58,736	$ 63,930

In 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million.
Medusa Spar LLC owns a 75% interest in a production spar platform in the U.S. Gulf of Mexico.

Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed through the platform (throughput). Medusa Spar LLC financed its acquisition of its 75% interest in the production spar platform using approximately 50% debt and 50% equity from its equity holders. The debt was repaid in 2008. We believe our maximum exposure to loss from our investment in Medusa Spar LLC is our $52 million investment. Medusa Spar LLC is a variable interest entity. We are not the primary beneficiary under of Medusa Spar LLC, since we own 50%, do not manage the operations of the asset it owns and another owner guaranteed the revenue stream necessary for it to repay its debt. As we are not the primary beneficiary, we are accounting for our investment in Medusa Spar LLC under the equity method of accounting. Summarized 100% financial information relative to Medusa Spar LLC follows.

	December 31,		
(in thousands)	2010	2009	2008
Medusa Spar LLC			
Condensed Balance Sheets			
ASSETS			
Cash and cash equivalents	$ 217	$ 949	$ 3,520
Other current assets	3,189	4,116	2,456
Property and Equipment, net	100,551	110,028	119,506
Total Assets	$ 103,957	$ 115,093	$ 125,482
LIABILITIES AND MEMBERS' EQUITY			
Current Liabilities	$ 18	$ 17	$ 17
Members' Equity	103,939	115,076	125,465
Total Liabilities and Members' Equity	$ 103,957	$ 115,093	$ 125,482
Condensed Statements of Operations			
Revenue	$ 13,816	$ 16,143	$ 14,455
Depreciation	(9,478)	(9,478)	(9,478)
General and Administrative	(71)	(70)	(118)
Interest	-	-	(832)
Net Income	$ 4,267	$ 6,595	$ 4,027

Our 50% share of the underlying equity of the net assets of Medusa Spar LLC is approximately equal to its carrying value. Our 50% share of the cumulative undistributed earnings of Medusa Spar LLC was $10.2 million and $15.7 million at December 31, 2010 and 2009, respectively. We received cash distributions of $7.7 million, $8.5 million and $2.5 million from Medusa Spar LLC in 2010, 2009 and 2008, respectively.

3. INCOME TAXES

We recognize the benefit for a tax position if the benefit is more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We charged $0.2 million, $0.5 million and $0.4 million to income tax expense in 2010, 2009 and 2008, respectively, for penalties and interest taken on our financial statements on uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $4.0 million and $3.8 million on our balance sheet at December 31, 2010 and 2009, respectively. Including associated foreign tax credits and penalties and interest, we have accrued a net total of $5.6 million in the caption "other long-term liabilities" on our balance sheet for unrecognized tax benefits at December 31, 2010. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, not including associated foreign tax credits and penalties and interest, is as follows:

	Year Ended December 31,		
(in thousands)	2010	2009	2008
Beginning of year	$ 9,488	$ 8,402	$ 7,450
Additions based on tax positions related to the current year	1,296	1,361	1,354
Reductions for expiration of statutes of limitations	(793)	(81)	(402)
Settlements	-	(194)	-
Balance at end of year	$ 9,991	$ 9,488	$ 8,402

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries, including acquired companies from their respective dates of acquisition. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates.

Income before income taxes is as follows:

	Year Ended December 31,		
(in thousands)	2010	2009	2008
Domestic	$ 87,776	$ 65,174	$ 105,591
Foreign	217,446	224,601	201,629
Income before income taxes	$ 305,222	$ 289,775	$ 307,220

Our provisions for income taxes and our cash taxes paid are as follows:

(in thousands)	2010	2009	2008
Current:			
Domestic	$ 16,501	$ 10,659	$ 11,190
Foreign	57,006	69,132	50,768
Total current	73,507	79,791	61,958
Deferred:			
Domestic	19,730	12,029	42,219
Foreign	11,454	9,602	3,657
Total deferred	31,184	21,631	45,876
Total provision for income taxes	$ 104,691	$ 101,422	$ 107,834
Cash taxes paid	$ 101,304	$ 42,520	$ 66,594

As of December 31, 2010 and 2009, our worldwide deferred tax assets, liabilities and net deferred tax liabilities were as follows:

(in thousands)	December 31, 2010	2009
Deferred tax assets:		
Deferred compensation	$ 24,791	$ 22,185
Deferred income	19,808	7,271
Accrued expenses	6,675	6,512
Other	5,360	7,389
Foreign tax credit carryforwards	-	3,773
Gross deferred tax assets	56,634	47,130
Valuation allowance	-	-
Total deferred tax assets	$ 56,634	$ 47,130
Deferred tax liabilities:		
Property and equipment	$ 74,832	$ 67,409
Unremitted foreign earnings	62,373	35,291
Basis difference in equity investments	17,177	16,599
Other	13,580	5,958
Total deferred tax liabilities	$ 167,962	$ 125,257
Net deferred income tax liability	$ 111,328	$ 78,127

Our net deferred tax liability is reflected within our balance sheet as follows:

(in thousands)	December 31, 2010	2009
Deferred tax liabilities	$ 139,822	$ 94,219
Current deferred assets	(28,494)	(16,092)
Net deferred income tax liability	$ 111,328	$ 78,127

We have $17 million of earnings of our Swiss subsidiary, Oceaneering International AG, that we consider indefinitely reinvested outside the United States and that we do not expect to repatriate. None of our foreign tax credits are scheduled to expire before December 31, 2020.

We believe it is more likely than not that all our deferred tax assets are realizable. We conduct business through several foreign subsidiaries and, although we expect our consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. The primary difference between our 2010 effective tax rate of 34.3% and the federal statutory rate of 35% is the lesser federal tax rate applied to our U.S. manufacturing profits. Income taxes, computed by applying the federal statutory income tax rate to income before income taxes, are not materially different than our actual provisions for income taxes for 2009 and 2008.

We conduct our operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our tax returns are subject to audit by taxing authorities in multiple jurisdictions. These audits often take years to complete and settle. The following lists the earliest tax years open to examination by tax authorities where we have significant operations:

Jurisdiction	Periods
United States	2007
United Kingdom	2008
Norway	2000
Angola	2005
Nigeria	2004
Brazil	2005
Australia	2007
Canada	2007

4. SELECTED BALANCE SHEET ACCOUNTS

The following is information regarding selected balance sheet accounts:

(in thousands)	December 31, 2010	December 31, 2009
Inventory:		
Inventory for remotely operated vehicles	$ 119,106	$ 110,043
Other inventory, primarily raw materials	117,411	122,174
Total	$ 236,517	$ 232,217
Other Current Assets:		
Deferred income taxes	$ 28,494	$ 16,092
Prepaids and other	49,258	28,328
Total	$ 77,752	$ 44,420
Accrued Liabilities:		
Payroll and related costs	$ 168,476	$ 153,256
Accrued job costs	50,323	48,541
Deferred revenue, including billings in excess of revenue recognized	68,131	28,311
Other	27,480	25,596
Total	$ 314,410	$ 255,704
Other Long-Term Liabilities:		
Deferred income taxes	$ 139,822	$ 94,219
Supplemental Executive Retirement Plan	32,341	25,547
Accrued post-employment benefit obligations	14,245	14,176
Other	14,027	13,475
Total	$ 200,435	$ 147,417

5. DEBT

Long-term Debt consisted of the following:

(in thousands)	December 31, 2010	December 31, 2009
6.72% Senior Notes, maturing September 2010	$ -	$ 20,000
Revolving credit facility, maturing January 2012	-	100,000
Long-term Debt	$ -	$ 120,000

As of December 31, 2010, we had a $300 million revolving credit facility under an agreement (the "Credit Agreement") that currently extends to January 2012. We have to pay a commitment fee ranging from 0.125% to 0.175% on the unused portion of the facility, depending on our debt-to-capitalization ratio. The commitment fees are included as interest expense in our consolidated financial statements. Under the Credit Agreement, we have the option to borrow at LIBOR plus a margin ranging from 0.50% to 1.25%, depending on our debt-to-capitalization ratio, or at the agent bank's prime rate. At December 31, 2010, we had no borrowings outstanding under the Credit Agreement and $300 million available for borrowing. The weighted average interest rate on all our outstanding borrowings was 4.3% at December 31, 2009.

We made cash interest payments of $7.2 million, $8.9 million and $13.6 million in 2010, 2009 and 2008, respectively. Cash interest payments, and interest expense, in 2010 include $2.9 million to terminate an interest rate hedge.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2010, we occupied several facilities under noncancellable operating leases expiring at various dates through 2025. Future minimum rentals under all of our operating leases, including vessel rentals, are as follows:

(in thousands)	
2011	$ 38,269
2012	31,510
2013	20,697
2014	8,526
2015	6,212
Thereafter	36,002
Total Lease Commitments	$ 141,216

The above table includes $40 million related to the remainder of a five-year time charter of a vessel and crew, which began in the third quarter of 2008. Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $69 million, $74 million and $79 million 2010, 2009 and 2008, respectively.

Insurance

We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent, and beyond the self-insurance level of exposure, we carry insurance, which can be by occurrence or in the aggregate. We determine the level of accruals for claims exposure by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. Although we cannot predict the ultimate outcome of these matters, we believe the ultimate liability, if any, that may result from these actions and claims will not materially affect our results of operations, cash flow or financial position.

Letters of Credit

We had $30 million and $36 million in letters of credit outstanding as of December 31, 2010 and 2009, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure.

Other financial instruments that potentially subject us to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short-term nature, carrying values of our accounts receivable and accounts payable approximate fair market value.

One customer in Angola owed us $56 million at December 31, 2010 and $50 million at December 31, 2009, all of which is overdue. We completed the work on the contracts related to this receivable in the first quarter of 2010. Based on our past history with this customer, we believe this receivable ultimately will be collected.

7. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We are a global oilfield provider of engineered services and products, primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of our applied technology expertise, we also serve the defense and aerospace industries. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects and Inspection. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies a variety of built-to-order specialty subsea hardware. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used primarily in inspection, repair and maintenance and installation activities, and mobile offshore production systems, one of which we own and through a 50% interest in an entity which holds a 75% interest in a system. Our Inspection segment provides customers with a wide range of third-party inspection services to satisfy contractual structural specifications, internal safety standards and regulatory requirements. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

With the sale of the *Ocean Producer* in late 2009, our Mobile Offshore Production Systems ("MOPS") business is no longer significant to our overall performance. Consequently, our MOPS results are now being reported in our Subsea Projects segment, and our historical segment results have been conformed to the current year presentation.

There are no differences in the basis of segmentation or in the basis of measurement of segment profit or loss in the year ended December 31, 2010 from those used in our consolidated financial statements for the years ended December 31, 2009 and 2008, except for the above-mentioned combination of our MOPS business into our Subsea Projects segment.

The table that follows presents Revenue, Income from Operations, Depreciation and Amortization Expense and Equity Earnings of Unconsolidated Affiliates by business segment:

(in thousands)	Year Ended December 31, 2010	2009	2008
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$ 662,105	$ 649,228	$ 625,921
Subsea Products	549,233	487,726	649,857
Subsea Projects	247,538	274,607	295,791
Inspection	223,469	216,140	249,109
Total Oil and Gas	1,682,345	1,627,701	1,820,678
Advanced Technologies	234,700	194,380	156,743
Total	$ 1,917,045	$ 1,822,081	$ 1,977,421
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 211,725	$ 207,683	$ 190,343
Subsea Products	108,522	60,526	96,046
Subsea Projects	46,910	75,404	79,546
Inspection	25,893	26,443	31,017
Total Oil and Gas	393,050	370,056	396,952
Advanced Technologies	16,934	12,366	9,773
Unallocated Expenses	(100,484)	(90,306)	(89,167)
Total	$ 309,500	$ 292,116	$ 317,558
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 86,232	$ 68,022	$ 55,948
Subsea Products	27,956	24,133	22,016
Subsea Projects	25,826	19,011	27,819
Inspection	4,098	3,794	3,691
Total Oil and Gas	144,112	114,960	109,474
Advanced Technologies	4,588	2,526	1,425
Unallocated Expenses	4,951	5,459	4,130
Total	$ 153,651	$ 122,945	$ 115,029
Equity Earnings of Unconsolidated Affiliates			
Subsea Projects	$ 2,078	$ 3,242	$ 1,894
Advanced Technologies	-	-	25
Total	$ 2,078	$ 3,242	$ 1,919

We determine income from operations for each business segment before interest income or expense, other income (expense) and provision for income taxes. We do not consider an allocation of these items to be practical.

Depreciation and amortization expense for Subsea Projects in 2010 includes an impairment charge of $5.2 million in the first quarter to reduce the carrying value of our vessel held for sale, *The Performer*, to its fair value, less estimated costs to sell. In the third quarter of 2010, we sold the vessel for approximately its reduced carrying value. Depreciation and amortization expense for Subsea Projects in 2008 includes an impairment charge of $5.7 million to reduce our investment in the *Ocean Pensador* to fair value.

During 2010, revenue from one customer, BP plc and subsidiaries in our oil and gas business segments, accounted for 12% of our total consolidated revenue. No individual customer accounted for more than 10% of our consolidated revenue during 2009 or 2008.

The following table presents Assets, Property and Equipment and Goodwill by business segment as of the dates indicated:

(in thousands)	December 31, 2010	December 31, 2009
Assets		
Oil and Gas		
Remotely Operated Vehicles	$ 774,011	$ 755,612
Subsea Products	511,406	516,239
Subsea Projects	249,259	233,866
Inspection	90,357	76,513
Total Oil and Gas	1,625,033	1,582,230
Advanced Technologies	54,378	62,193
Corporate and Other	351,095	235,864
Total	$ 2,030,506	$ 1,880,287
Property and Equipment, net		
Oil and Gas		
Remotely Operated Vehicles	$ 488,581	$ 470,975
Subsea Products	159,505	160,214
Subsea Projects	109,761	102,455
Inspection	15,238	14,574
Total Oil and Gas	773,085	748,218
Advanced Technologies	6,143	7,546
Corporate and Other	7,145	10,597
Total	$ 786,373	$ 766,361
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 27,125	$ 27,083
Subsea Products	87,492	78,481
Inspection	18,163	14,802
Total Oil and Gas	132,780	120,366
Advanced Technologies	10,454	10,454
Total	$ 143,234	$ 130,820

All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

The following table presents Capital Expenditures, including business acquisitions, by business segment for the periods indicated:

(in thousands)	Year Ended December 31, 2010	2009	2008
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$ 109,377	$ 146,707	$ 146,363
Subsea Products	41,802	13,694	78,424
Subsea Projects	43,506	2,817	12,938
Inspection	9,551	6,611	6,558
Total Oil and Gas	204,236	169,829	244,283
Advanced Technologies	2,351	3,234	2,806
Corporate and Other	593	1,958	5,188
Total	$ 207,180	$ 175,021	$ 252,277

Capital expenditures in the table include the costs of business acquisitions.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2010	2009	2008
Revenue			
Foreign:			
West Africa	$ 260,377	$ 280,707	$ 284,523
Norway	212,854	230,874	231,632
United Kingdom	156,114	156,748	251,660
Asia and Australia	136,518	135,721	129,315
Brazil	135,510	97,401	116,919
Other	72,157	60,610	48,530
Total Foreign	973,530	962,061	1,062,579
United States	943,515	860,020	914,842
Total	$ 1,917,045	$ 1,822,081	$ 1,977,421
Long-Lived Assets			
Foreign:			
West Africa	$ 106,028	$ 95,326	$ 88,895
Norway	165,942	170,617	141,123
United Kingdom	70,730	63,334	58,371
Asia and Australia	76,835	76,622	78,082
Brazil	79,484	63,653	32,745
Other	28,569	20,490	17,406
Total Foreign	527,588	490,042	416,622
United States	483,078	487,453	486,264
Total	$ 1,010,666	$ 977,495	$ 902,886

Revenue is based on location where services are performed and products are manufactured.

Additional Income Statement Detail

The following schedule shows our revenue, costs and gross margins by services and products:

	Year Ended December 31,		
(in thousands)	2010	2009	2008
Revenue:			
Services	$ 1,277,795	$ 1,275,263	$ 1,311,149
Products	639,250	546,818	666,272
Total revenue	1,917,045	1,822,081	1,977,421
Cost of Services and Products:			
Services	916,495	897,654	935,752
Products	461,477	421,438	513,643
Unallocated expenses	72,753	65,263	63,226
Total cost of services and products	1,450,725	1,384,355	1,512,621
Gross margin:			
Services	361,300	377,609	375,397
Products	177,773	125,380	152,629
Unallocated expenses	(72,753)	(65,263)	(63,226)
Total gross margin	$ 466,320	$ 437,726	$ 464,800

8. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

We have several employee retirement investment plans that, taken together, cover most of our full time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the 401(k) plan were $13.9 million, $13.2 million and $12.9 million for the plan years ended December 31, 2010, 2009 and 2008, respectively.

We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k) plan. In 2010, 2009 and 2008, these contributions, principally related to plans associated with U.K. and Norwegian subsidiaries, were $5.6 million, $5.2 million and $5.1 million, respectively.

The Oceaneering International, Inc. Supplemental Executive Retirement Plan covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during 2010, 2009 and 2008 were $3.3 million, $3.5 million and $2.6 million, respectively.

We have defined benefit plans covering some of our employees in the U.K. and Norway. There are no further benefits accruing under the U.K. plan, and the Norway plan is closed to new participants. The projected benefit obligations for both plans were $24 million and $21 million, at December 31, 2010 and 2009, respectively, and the fair values of the plan assets (using Level 2 inputs) for both plans were $17 million and $15 million at December 31, 2010 and 2009, respectively.

Incentive and Stock Option Plans

Under our 2010 Incentive Plan (the "Incentive Plan"), shares of our common stock are made available for awards to employees and nonemployee members of our Board of Directors.

The Incentive Plan is administered by the Compensation Committee; however, the full Board of Directors makes determinations regarding awards to nonemployee directors under the Incentive Plan. The Compensation Committee or our Board of Directors, as applicable, determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. Stock options, stock appreciation rights and stock and cash awards may be made under the Incentive Plan. There are no options outstanding under the Incentive Plan. Under the Incentive Plan, a stock option must have a term not exceeding seven years from the date of grant and must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option. The Compensation Committee has expressed its intention to refrain from using stock options as a component of employee compensation for our executive officers and other employees for the foreseeable future. Additionally, the Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future.

In 2010, 2009 and 2008, the Compensation Committee granted awards of performance units under the Incentive Plan and a prior plan to certain of our key executives and employees, and our Board of Directors granted performance units under a prior plan to our Chairman of the Board of Directors. The performance units awarded are scheduled to vest in full on the third anniversary of the award date, or pro rata over three years if the participant meets certain age and years of service requirements. The Compensation Committee and the Board of Directors have approved specific financial goals and measures based on our cumulative cash flow from operations, and a comparison of return on invested capital and cost of capital for each of the three-year periods ending December 31, 2012, 2011 and 2010 to be used as the basis for the final value of the performance units. The final value of each performance unit granted in 2010 may range from $0 to $150 and the final value of each performance unit granted in 2009 and 2008 may range from $0 to $125. Upon vesting and determination of value, the value of the performance units will be payable in cash. As of December 31, 2010, there were 374,675 performance units outstanding.

The following is a summary of our stock option activity for the three years ended December 31, 2010:

	Shares under Option	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at December 31, 2007	286,000	$ 15.32	
Granted	-	-	
Exercised	(130,100)	13.27	$ 7,125,000
Forfeited	(3,000)	13.51	
Balance at December 31, 2008	152,900	17.11	
Granted	-	-	
Exercised	(109,400)	17.19	$ 3,257,000
Forfeited	(2,500)	17.14	
Balance at December 31, 2009	41,000	16.90	
Granted	-	-	
Exercised	(41,000)	16.90	$ 1,858,000
Forfeited	-	-	
Balance at December 31, 2010	-	$ -	

There were no options outstanding at December 31, 2010.

We received $0.7 million, $1.9 million and $1.7 million from the exercise of stock options in 2010, 2009 and 2008, respectively. The excess tax benefit realized from tax deductions from stock options for 2010, 2009 and 2008 was $0.9 million, $0.9 million and $2.0 million, respectively. Excess tax benefits from share-based compensation are classified as a cash outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the statement of cash flows.

Restricted Stock Plan Information

During 2010, 2009 and 2008, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. During 2010, 2009 and 2008, our Board of Directors granted restricted units of our common stock to our Chairman of the Board of Directors and restricted common stock to our other nonemployee directors. Over 60% of the grants made in 2010 to our employees and 65% of the grants made in 2009 and 2008 to our employees vest in full on the third anniversary of the award date, conditional upon continued employment. The remainder of the grants made to employees and all the grants made to our Chairman of the Board of Directors vest pro rata over three years, as these participants meet certain age and years-of-service requirements. For the grants to each of the participant employees and the Chairman of our Board of Directors, the participant will be issued a share of our common stock for the participant's vested common stock units at the earlier of three years or, if the participant vested earlier after meeting the age and service requirements, at termination of employment or service. The grants to our nonemployee directors vest in full on the first anniversary of the award date conditional upon continued service as a director. Pursuant to grants of restricted common stock units to our employees made prior to 2005, at the time of each vesting, a participant receives a tax-assistance payment. Our tax assistance payments were $1.8 million in 2010, $3.7 million in 2009 and $8.9 million in 2008. In April 2009, the Compensation Committee adopted a policy that Oceaneering will not provide U.S. federal income tax gross-up payments to any of its directors or executive officers in connection with future awards of restricted stock or stock units. This policy had no effect on existing change-in-control agreements with several of our executive officers and our Chairman of the Board, as well as our existing service agreement with our Chairman of the Board, which provide for tax gross-up payments that could become applicable to such future awards in limited circumstances, such as following a change in control of our company. This policy also had no effect on previously outstanding awards granted in 2002 and 2004 that provided for tax gross-up payments. Since August 2010, there have been no outstanding awards that provide for tax gross-up payments.

The tax benefit realized from tax deductions in excess of financial statement expense was $0.8 million, $1.6 million and $4.8 million in 2010, 2009 and 2008, respectively.

The following is a summary of our restricted stock and restricted stock unit activity for 2010, 2009 and 2008:

	Number	Weighted Average Fair Value	Aggregate Intrinsic Value
Balance at December 31, 2007	885,450	$ 22.35	
Granted	206,875	62.24	
Issued	(256,600)	13.62	$ 17,880,000
Forfeited	(10,975)	46.83	
Balance at December 31, 2008	824,750	34.75	
Granted	205,925	31.06	
Issued	(376,250)	23.94	$ 14,239,000
Forfeited	(32,900)	41.42	
Balance at December 31, 2009	621,525	39.71	
Granted	210,925	59.15	
Issued	(297,895)	32.45	$ 16,673,000
Forfeited	(12,480)	49.45	
Balance at December 31, 2010	522,075	$ 51.48	

The restricted stock units granted in 2010, 2009 and 2008 carry no voting rights and, with respect to the 2008 grants, carry a dividend right should we pay dividends on our common stock. Each grantee of shares of restricted common stock is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares.

Effective January 1, 2006, the unvested portions of our grants of restricted stock units were valued at their estimated fair values as of their respective grant dates. For grants made prior to 2006, we used a Black-Scholes methodology to produce a Monte Carlo simulation model, which allows for the incorporation of the performance criteria that had to be met before the awards were earned by the holders. The valuations allowed for variables, such as volatility, the risk-free interest rate, dividends and performance hurdles. The assumptions used for the grants prior to 2006 were: expected volatility of 50% (based on historic analysis), risk-free interest rate of 2% and no dividends. The grants in 2010, 2009 and 2008 were subject only to vesting conditioned on continued employment or service as a nonemployee director; therefore, these grants were valued at the grant date fair market value using the closing price of our stock on the New York Stock Exchange.

Compensation expense under the restricted stock plans was $25.5 million, $23.8 million and $23.0 million for 2010, 2009 and 2008, respectively. As of December 31, 2010, we had $7.4 million of future expense to be recognized related to our restricted stock unit plans over a weighted average remaining life of 1.8 years.

Stockholder Rights Plan

We adopted a Stockholder Rights Plan on November 20, 1992, which was amended and restated as of November 16, 2001. Each Right initially entitles the holder to purchase from us a fractional share consisting of one two-hundredth of a share of Series B Junior Participating Preferred Stock, at a purchase price of $30 per fractional share, subject to adjustment. The Rights generally will not become exercisable until ten days after a public announcement that a person or group has acquired 15% or more of our common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Rights were issued and will continue to be issued with all shares of our common stock that are issued until the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing our common stock and will be transferable only with our common stock. Generally, if any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then-current exercise price, shares of our common stock having a market value of two times the exercise price of the Right. At any time until ten days after a public announcement that the Rights have been triggered, we will generally be entitled to redeem the Rights for $0.01 and to amend the Rights in any manner other than certain specified exceptions. Certain subsequent amendments are also permitted. The Stockholder Rights Plan is scheduled to expire on November 20, 2011.

Post-Employment Benefit

In 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006 and in 2008. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following the sooner to occur of August 15, 2011 or the termination of his services to us. The amendment in 2006 included a lump-sum cash buyout, paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs. Our total accrued liabilities, current and long-term, under this post-employment benefit were $7.6 million and $6.3 million at December 31, 2010 and 2009, respectively.

As part of the arrangements relating to the Chairman's post-employment benefits, we established an irrevocable grantor trust, commonly known as a "rabbi trust," to provide the Chairman greater assurance that we will set aside an adequate source of funds to fund payment of the post-retirement benefits under this agreement, including the medical coverage benefits payable to the Chairman, his spouse and their children for their lives. In connection with establishment of the rabbi trust, we contributed to the trust a life insurance policy on the life of the Chairman, which we had previously obtained, and we agreed to continue to pay the premiums due on that policy. When the life insurance policy matures, the proceeds of the policy will become assets of the trust. If the value of the trust exceeds $4 million, as adjusted by the consumer price index, at any time after January 1, 2012, the excess may be paid to us. However, because the trust is irrevocable, the assets of the trust are generally not available to fund our future operations until the trust terminates, which is not expected to be during the lives of the Chairman, his spouse or their children. Furthermore, no tax deduction will be available for our contributions to the trust; however, we may benefit from future tax deductions for benefits actually paid from the trust (although benefit payments from the trust are not expected to occur in the near term, because we expect to make direct payments of those benefits for the foreseeable future).

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2010				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 435,170	$ 464,303	$ 516,274	$ 501,298	$ 1,917,045
Gross profit	99,705	123,503	125,619	117,493	466,320
Income from operations	62,329	85,374	88,055	73,742	309,500
Net income	39,243	54,317	59,177	47,794	200,531
Diluted earnings per share	$ 0.71	$ 0.98	$ 1.09	$ 0.88	$ 3.65
Weighted average number of diluted shares outstanding	55,224	55,185	54,332	54,331	54,767

	Year Ended December 31, 2009				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 435,100	$ 450,683	$ 484,036	$ 452,262	$ 1,822,081
Gross profit	105,802	110,145	114,045	107,734	437,726
Income from operations	69,380	74,298	76,306	72,132	292,116
Net income	44,345	48,111	49,839	46,058	188,353
Diluted earnings per share	$ 0.80	$ 0.87	$ 0.90	$ 0.83	$ 3.40
Weighted average number of diluted shares outstanding	54,863	55,041	55,058	55,095	55,026


2010 Directors & Key Management

Oceaneering International, Inc.

2010 Directors & Key Management

Directors

T. Jay Collins
President and Chief Executive Officer of Oceaneering International, Inc.

Jerold J. DesRoche
Partner and a Director of National Power Company

David S. Hooker
Chairman of Houlder Limited, Ocean Hover Limited, and Avoco Secure Ltd., and a Director of Aminex plc and Helium Enterprises Ltd.

John R. Huff
Chairman of Oceaneering International, Inc., and a Director of KBR, Inc. and Suncor Energy Inc.

D. Michael Hughes
Owner of The Broken Arrow Ranch and Affiliated Businesses

Harris J. Pappas
President of Pappas Restaurants, Inc. and a Director of Luby's, Inc.

Corporate Management

T. Jay Collins
President and Chief Executive Officer

M. Kevin McEvoy
Executive Vice President and Chief Operating Officer

Marvin J. Migura
Senior Vice President and Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel and Secretary

Knut Eriksen
Senior Vice President, Subsea Products

F. Richard Frisbie
Senior Vice President Deepwater Technologies

Kevin Kerins
Senior Vice President, ROV

Stephen E. Bradshaw
Vice President Corporate Development

Janet G. Charles
Vice President Human Resources

Gregg K. Farris
Vice President and Chief Information Officer

W. Cardon Gerner
Vice President and Chief Accounting Officer

Todd Hoefler
Vice President Supply Chain Management

Witland LeBlanc
Vice President Tax

Robert P. Mingoia
Vice President and Treasurer

Robert P. Moschetta
Vice President Health Safety Environment

Jack Jurkoshek
Director Investor Relations

David K. Lawrence
Associate General Counsel

David M. Leung
Manager Insurance

Matthew R. Sterner
Corporate Health Safety Environment Director

Reuben Tamez
Director Internal Audit

John L. Zachary
Director Financial Business Systems

Administrative Management

Americas

Clyde Hewlett
Senior Vice President

Jerry A. Gauthier
Vice President & General Manager

Charles A. Royce
Vice President, Sales & Marketing

Scott A. Wagner
Vice President & General Manager

Duane Landry
Regional Controller

Duane Lodrigue
Regional Human Resources Manager

Ernesto Marcos
Country Manager, Mexico

Peg Newman
Manager, Marketing

Joshua Oldag
HSE Manager

Eastern Hemisphere

Alex Westwood
Senior Vice President

Bernt Aage Lie
Vice President, Norway

Andrew Atkinson
Vice President & General Manager, Asia

Tony Connell
General Manager, Australia

Alan Davidson
Materials Manager

Colin Forbes
Legal Counsel

Fiona Inkster
Director, Human Resources

Bill Kirton
Manager, IT

Chandru Lalwani
Controller

Andrew Mackie
Manager, Europe & Africa Tax

Andrew Onley
Legal Counsel

Abigail Silk
Contracts Manager

Amir Thuraisingham
Controller and Manager, Tax, Asia

ROV

Kevin Kerins
Senior Vice President

David Kelsall
Business Manager

Mark Philip
Technical Manager

Shil Srivastava
Robotic Software Development Manager

Tom Halligan
Manager, WW ROV Equipment Maintenance

John Petrie
Director, WW ROV Materials

Americas

Robert "Pat" Mannina
Vice President & General Manager

Anthony Harwin
ROV Manager, GOM

Wayne Betts
ROV Manager, Brazil

Tim Lawrence
ROV Manager, Canada

Jeff Harris
Commercial Manager

David Laporte
Senior Operations Manager, Brazil

Jody Naquin
Senior ROV Operations Manager, GOM

Chris Nicholson
General Manager, Deep Sea Systems International

Darryl Rundquist
Senior ROV Operations Manager, GOM

U.K.

Espen Ingebretsen
ROV Manager

Steven Cowie
Senior ROV Operations Manager

Norway

Erik H. Saestad
Vice President & General Manager

Egil Egeland
ROV Manager

Harald Øverland
Senior ROV Operations Manager

Africa, Middle East, and Asia

Martin McDonald
Vice President & General Manager

Peter MacCallum
Senior ROV Operations Manager, Asia

Wayne Morgan
ROV Manager, AME

Alistair Parley
Technical Manager

Jonathon E. Playford
Commercial Manager

Harold Roberts
Country Manager, Angola

Andrew Sunley
ROV Manager, Asia

Neil Wellam
Manager, Business Development, Nigeria

Subsea Products

Knut Eriksen
Senior Vice President

Group Management

Robert C. Burnett
Contracts Group Manager

Alan R. Curtis
Financial and Operations Controller

Stacey Greene
Manager, HSE

Michael Palitsch
Director, Quality Assurance

Oceaneering Umbilical Solutions

Charles W. Davison, Jr.
Vice President

G. Scott Reynolds
Vice President & Country Manager, Brazil

Shaun Roedel
General Manager, U.S.

Mike Smith
General Manager, U.K.

Howard Bland
Manager, Sales U.S. and U.K.

Anthony Franklin
Director, Project Management

George Holliday
Manager, Operations Support

Todd Newell
Director, Business Development

Carlos Niemeyer
Manager, Commerical, Brazil

Craig Quenstedt
Controller

Greg Scott
General Manager, Central Engineering

Matt Smith
Global Product Manager

Alan Stevenson
Director, Strategic Accounts, U.K.

Oceaneering Intervention Engineering

Mark M. Gittleman
Vice President

Chad Blanchard
General Manager, IWOCS Services

John Charalambides
General Manager, Pipeline Connection and Repair Systems

Michael T. Cunningham
General Manager, Subsea Field Development

Paul A. Frikstad
Managing Director, Rotator

Bruce T. Garthwaite
Operations Manager, Subsea Field Development

Michael Hessel, Jr.
General Manager, High Performance Cables

Patrick Hill
Controller

Jack Ostermaier
General Manager, BOP Controls

Graeme E. Reynolds
Vce President, BOP Controls

Mike Robbins
General Manager, Grayloc Products

Deepwater Technical Solutions

Drew Trent
Vice President

Richard J. Thompson
Vice President, Deepwater Processing Technologies

Alf-Kristian Aadland
Manager, Subsea All Electric

Jan L. Bjorge
Manager, DTS Norway

Justin Branner
Manager, DTS AustralAsia

John Davis
Manager, BOP Intervention Solutions

Mike Gilliam
Manager, DTS Western Region

Charles B. Hansen
Manager, DTS Tooling Norway

Curtis Hensley
Manager, DTS Manufacturing

Hans Kros
Manager, Dredging & Decommissioning

Dave McKechnie
Manager, DTS Eastern Region

Projects and Engineering

Eric Adams
Vice President, Business Development

Bill Merchant
Business Manager

Andy Henderson
Manager, Projects & Engineering

Max Kattner
Senior Staff Engineer

Ed Liles
Project Manager

James McAllister
Project Manager

Rick Spottswood
Construction Manager

Don Thorne
Project Manager

Marcus Waddington
Operations Manager, Australia

Subsea Projects/Diving

Norb D. Gorman
Vice President & General Manager

Projects

Mike Ellis
Manager, Installation Projects

Randall G. Kille
Manager, IMR Projects

Brett "Gonzo" Eychner
Senior Projects Manager

Dean Kinkel
Commercial Manager

Blaine LeCompte
Manager, Business Development

Tommy Lord
Manager, Shore Base Logistics

Patrick Matthews
Manager, Survey

Dave Medeiros
Senior Projects Manager

Steve Olmos
Projects Group Manager

Kirk Schumacher
Manager, Engineering

Mike Todd
Manager, Operations

Diving

Steven Hall
Manager, Diving

Jack Couch
Technical Manager

Gerald Klein
Manager, Operations

Warren Klingler
Manager, Dive/Marine

Marine

Darrin McGuire
Manager, Marine

Jim McGurk
Manager, Diving Vessels

Tim White
Manager, DP Vessels

Inspection

Eric Johnston
Vice President

Neil Riddle
Vice President, Africa, Middle East, FSU, and Asia

John Watkinson
Vice President, Europe

Haroon Cajee
Area Manager, Asia

John Deighan
CQI Manager

Ian Forsyth
Principal Operations Manager

Malcolm Gray
Africas and Pipelines Manager

Graham Hayward
General Manager, Aberdeen

Trent Loney
General Manager, Houma

John McMenemy
International Commercial Manager

James McNab
Global Technology Manager

Frances Milne
Business Manager

C. Andre Olivier
Inspection Manager, Americas

Nigel Smith
ACET Software Development Manager

Roger Thorne
Manager, Middle East & Caspian

Advanced Technologies

John R. Kreider
Senior Vice President

Albert Konetzni
Vice President, Strategic Business Programs

Charles B. Young
Vice President, Strategic Business Planning

Robert Brown
Controller

Jim Martin
Manager, Manufacturing

Noreen O'Neill
Director, Contracts

Clifton Schindel
Manager, HSE

David Van Valkenburgh
Materials Manager

Marine Services

Larry Ingels
Director, Submarine & Manufacturing Programs

Kurt Irgens
Director, Deep Submergence Systems

Wally Finn
Acting Director, Surface and LCAC Programs, WC

Martin Merzwa, Sr.
Director, Business Development

Phil Miller
Acting Director, Surface and LCAC Programs, EC

Jeff Schmidt
Director, Operations Support

Tom Van Petten
Director, Quality Program

Oceaneering Space Systems

Mike Bloomfield
Vice President & General Manager

Jeff Lasater
Manager, Business Development

Frank Sager
Manager, Operations & Services / NBL

David Spangler
Manager, Robotics and Automation Programs

Dave Wallace
General Manager & Program Manager, Constellation Space Suit System

Michael Withey
Manager, Human Space Flight Programs

Oceaneering Technologies

Duncan McLean
Vice President & General Manager

Phil Beierl
Manager of Programs, Marine Projects

John Hammond
Manager, OTECH San Diego

Larry Karl
Manager, Marine Systems

Jim Kelly
Manager of Programs, Marine Systems

George Kotula
Manager, Operations

Craig McLaughlin
Manager, OTECH Nauticos

Dave Weaver
Manager, Marine Projects

Entertainment Systems

Dave Mauck
Vice President & General Manager, Entertainment Systems

Mike Boshears
Manager, Business Development

Ron Garber
Manager of Programs

Nick Miller
Manager, Engineering Services

Nick Thomareas
Manager, Business Administration Services

Form 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website, www.oceaneering.com, by selecting "Investor Relations," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, TX 77240-0494

Forward-Looking Statements

All statements in this report that express a belief, expectation, or intention are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information at the time this report was written and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions; prices of crude oil and natural gas; the timing, pace, and level of floating drilling rig activity in the U.S. Gulf of Mexico during 2011; Oceaneering's ability to obtain and the timing of new projects; operating risks; changes in government regulations; technological changes; and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2010 and other periodic filings with the Securities and Exchange Commission.

The use in this report of such terms as Oceaneering, company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

General Information

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041-3000
P.O. Box 40494
Houston, TX 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Stock Symbol: OII

Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Overnight Deliveries:
250 Royall Street
Canton, MA 02021-1011

OII Account Information
www.computershare.com
Telephone: (781) 575-2879
Fax: (781) 575-3605
Hearing Impaired/TDD: (800) 952-9245

Annual Shareholders' Meeting

Date: May 6, 2011
Time: 8:30 a.m. CDT
Location: Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041

Independent Public Accountants

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010-4035

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002-4995

Photo Credits

Cover
Millennium ®56 - Kent Elmore

Inside Front Cover
Flying Lead End Assembly - Jamie Westhaver
ROV Accumulator Reservoir Skid - Van VanDeCapelle
Subsea Accumulator Module - Misty Brown

Letter to Shareholders
IWOCS - David Shoreack
ROV Recovery - Alexandr Konstantinov

At A Glance
Subsea Tree Hydrate Remediation - Millennium ®67 ROV Team
Saturation Diving Platform Repair - Roger Smith
Production Platform Inspection - Ivor A'Lee
Landing Craft Air Cushion - Courtesy of U.S. Navy

Locations
Olympic Intervention IV - Elhoussian El Moutia

Inside Back Cover
Platform Riser Inspection - Ivor A'lee
Ocean Project and *Ocean Inspector* - Charles Watson









Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com